Filed by Synovus Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FCB Financial Holdings, Inc.

SEC File No.: 001-36586

Filer’s SEC File No.: 001-10312

Date: July 24, 2018

This filing includes various communications to Synovus Financial Corp. employees.

Email to Synovus Senior Leaders

Date: July 24, 2018

Subject: Synovus to Acquire Florida Community Bank

It’s an exciting day for our company. In addition to announcing another solid quarter marked by strong financial performance thanks to your efforts, we also made public this morning our plans to acquire Florida Community Bank (FCB), a $12 billion high-growth, Florida community bank. We believe the combining of our teams creates compelling strategic and financial value that will accelerate our growth and make us an even better bank for team members, customers, and shareholders. Once completed, this transaction will make us the largest mid-cap bank in the Southeast with a significantly enhanced value proposition for our commercial and consumer customers and prospects, with $36 billion in deposits. Our press release that was just issued provides more detail on the agreement.

Who is FCB?

FCB is the largest community bank in Florida and has recorded industry-leading organic loan and deposit growth, operating in markets with strong demographic and economic trends. Based in the Miami metropolitan area, FCB has a strong presence across all of the top 10 markets in Florida. In addition to building on our already strong presence, team, and track record in key areas, FCB gives us an immediate branch presence in the Miami-Ft Lauderdale-West Palm Beach corridor, one of the fastest growing markets in the country. We expect that existing network to provide a solid base for us to accelerate growth in that region.

Positioning Synovus for the Future

Our leadership team and Board of Directors strongly believe that the acquisition of FCB will position Synovus for elevated growth with increased scale and an enhanced presence in existing markets, along with the opportunity to expand our brand into new high-growth markets. We will also achieve a more balanced geographical distribution of our loans and deposits. From a financial perspective, this transaction will provide shared upside for shareholders of both companies.

Finally, among the many compelling reasons this acquisition makes sense are the strong similarities between Synovus’s and FCB’s cultures and values. Combined, we’ll have an even more powerful team with a shared passion for meeting community needs and being responsible corporate citizens.

Our Path Forward

Upon completion of the transaction, FCB will transition to the Synovus brand. Our plan is to leave the strong FCB team in place, serving customers with the same friendly faces they’ve come to know and trust. There will be some headcount impact for FCB team members in support roles, \and our HR team will work closely with impacted team members to help them prepare for future potential role changes or displacement.

Today’s announcement is just the first step in a process that will unfold over the next several months, with an expected completion timeframe of first quarter 2019 or sooner, pending Synovus and FCB shareholder approvals, regulatory approvals, and other customary closing conditions. In the meantime, our teams will continue our focus on delivering exceptional customer service, growing relationships, and strengthening our communities.

I’ll be hosting a brief call with our senior leadership team at 4 p.m. Eastern today. Watch for an email invite from Alison Dowe, and try to join in if you can. I also encourage you to join our second quarter earnings call at 8:30 eastern this morning, where we will discuss the transaction in conjunction with our financial results. You can join by going to the investor section of [Synovus.com] and clicking on the link to our Second Quarter 2018 Results webcast.

We’re beginning communication to the entire Synovus team this morning, and you’ll also find attached some helpful talking points and Team Member FAQs to reference in conversations with your team. We’re also providing customer talking points for use in responding to external questions.

If you receive questions you can’t answer or media calls, please contact Lee Underwood or Alison Dowe in Corporate Communications, or Steve Adams in Investor Relations.

Your hard work and dedication have earned us this opportunity to expand through the acquisition of a premier banking partner. Thank you for making our continued growth and success a priority, and for demonstrating our personal and capable style of banking to customers and prospects. We look forward to welcoming the FCB team to the Synovus family when the transaction closes and we join forces. We’ll keep you posted on our progress as we move closer to completion.

Sincerely,

Kessel

In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Leader Talking Points for Use with Synovus Team Members

•	I’m pleased to share some very exciting news with you.

•	We’ve reached an agreement to acquire Florida Community Bank (FCB), a $12 billion high-growth Florida community bank, based in the Miami metropolitan area.

•	We’re very excited about this transaction and believe that combining our teams creates compelling strategic and financial value that will accelerate our growth and make us an even better bank for team members, customers, and shareholders.

•	The combination with FCB will firmly establish Synovus as the largest mid-cap bank in the Southeast, with $36 billion in deposits, significantly enhancing our value proposition for our commercial and consumer customers and prospects.

•	This transaction is also compelling from a financial perspective, providing shared upside for shareholders of both companies.

•	We’ll benefit from FCB’s solid reputation and proven organic growth engine, and we will be able to leverage our products and capabilities like private wealth, trust, and several areas of specialized lending, including healthcare and premium finance, to deepen relationships with FCB’s customers.

•	Importantly, this increased scale and combination of our complementary capabilities will elevate Synovus’s opportunities for growth.

•	Additionally, FCB has one of the most attractive footprints in the Southeast, with a strong presence across all of the top 10 markets in Florida, a diverse economy, a large number of middle-market businesses, and exceptional growth opportunities.

•	In addition to building on our already strong presence, team, and track record in key areas, FCB gives us an immediate branch presence in the Miami-Ft Lauderdale-West Palm Beach corridor, one of the fastest growing markets in the country. We expect that existing network to provide a solid base for us to accelerate growth in that region.

•	Among the many compelling reasons this acquisition makes sense are the similarities between Synovus’s and FCB’s cultures and values. Combined, we’ll have an even more powerful team with a shared passion for meeting community needs and being responsible corporate citizens.

•	This announcement is just the first step in a process that will unfold over the next several months.

•	The transaction is subject to Synovus and FCB shareholder approvals, regulatory approval, and other customary closing conditions.

•	We expect to complete the acquisition in the first quarter 2019 or sooner – in the meantime, our teams will continue our focus on delivering exceptional customer service, growing relationships, and strengthening our communities.

•	We’re now working on completing our integration plans and preparing for a seamless transition when we close.

•	Upon completion of the transaction, FCB will transition to the Synovus brand.

•	Our plan is to leave the strong FCB team in place, serving customers with the same friendly faces they’ve come to trust, and Kent Ellert will serve as Executive Vice President of Synovus Financial and Synovus Florida Market President, leading our local market team and working with the Synovus executive management team to build on the combined company’s strong track record and momentum, and capitalize on future growth opportunities in this key market.

•	We believe our similar, people-focused cultures will enable a smooth integration across our respective teams.

•	We’ll keep you updated on significant developments as they occur.

•	With transactions of this size, there could be some media activity, and we ask that you please not discuss the transaction with any media or investors.

•	Please refer all media inquiries to Alison Dowe or Lee Underwood in Corporate Communications and all investor inquiries to Steve Adams in Investor Relations.

•	Your hard work and dedication have earned us this opportunity to expand through the acquisition of a premier banking partner. Thank you for so effectively demonstrating our personal and capable style of banking to customers and prospects.

•	As always, please do not hesitate to reach out to me (or your leader) with any questions or concerns.

The subject matter discussed in the following message will be addressed in a joint proxy statement/prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Synovus Team Member FAQ

•	Who is Florida Community Bank (FCB)?

•	FCB is a publicly traded national bank holding company that was formed in 2009 and has since established itself as a leading Florida regional banking franchise.

•	FCB has over $12 billion in total assets and 50 full-service banking centers throughout the state.

•	Why are we acquiring FCB?

•	The combination of FCB and Synovus is compelling from a strategic and financial perspective, and we expect it to create significant benefits for team members, customers, and shareholders of both institutions.

•	From a strategic perspective, this transaction will enable Synovus to expand into attractive new high-growth markets, firmly establishing Synovus as the largest mid-cap bank in the Southeast with $36 billion in deposits – increasing our scale and enhancing our position in the markets where we already have a presence.

•	We expect that this scale, combined with FCB’s proven organic growth engine and complementary capabilities, will elevate Synovus’s growth opportunities.

•	In addition to building on our already strong presence, team, and track record in key areas, FCB gives us an immediate branch presence in the Miami-Ft Lauderdale-West Palm Beach corridor, one of the fastest growing markets in the country. We expect that existing network to provide a solid base for us to accelerate growth. Furthermore, we are confident that our values and corporate cultures are a very strong fit.

•	What does this mean for me?

•	This is an exciting transaction for our organization and firmly establishes us as the largest mid-cap bank in the Southeast.

•	We expect this combination will create new opportunities for professional growth and advancement as part of a larger organization with an enhanced growth trajectory.

•	Will this transaction result in any impact to Synovus team members?

•	Other than expanding Synovus’s presence and providing new growth opportunities across our footprint, there will likely be no changes in your roles and responsibilities.

•	When will I begin working with FCB team members?

•	This announcement is just the first step in a process that will unfold over the next several months.

•	The transaction is expected to be completed in the first quarter 2019 or sooner – Until then, our teams will continue to operate as separate organizations, focusing on delivering exceptional customer service, growing relationships, and strengthening our communities.

•	What should we be telling our customers? Why is this good for them?

•	There will be no impact on Synovus customers or their accounts in any of the markets that we serve.

•	Some of our customers may benefit from the additional expertise that FCB brings in Aviation, Maritime, and HOA lending.

•	Also see Customer Talking Points for more information.

•	When is the transaction expected to close?

•	We expect to complete the transaction in the first quarter 2019, subject to Synovus and FCB shareholder approvals, regulatory approval, and other customary closing conditions.

•	What can team members expect after the transaction has been completed and FCB becomes a part of Synovus?

•	We believe our similar, people-focused cultures will result in a smooth integration across our respective teams.

•	Following the close of the transaction, FCB will transition to the Synovus brand, and Kent Ellert will serve as Executive Vice President of Synovus Financial and Synovus Florida Market President, leading our local market team and working with the Synovus executive management team to build on the combined company’s strong track record and momentum and capitalize on future growth opportunities in this key market.

•	We will have more to say about the integration plan as we move towards the close of the transaction.

•	What should I do if I am contacted by media or investors?

•	Do not engage or speculate.

•	Please refer all media inquiries to Lee Underwood in Corporate Communications and all investor inquiries to Steve Adams.

•	Who should I contact with any additional questions?

•	Please reach out to your leader with any questions you might have about the transaction.

In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Talking Points for use with Synovus Customers

•	I am pleased to share some very exciting news with you.

•	Synovus announced that it has entered into an agreement to acquire Florida Community Bank (FCB), a $12 billion high-growth Florida community bank, based in the Miami metropolitan area.

•	Together with FCB, we will become the largest mid-cap bank in the Southeast, with $36 billion in deposits.

•	We’re very excited about this transaction, as we believe our increased scale, diversified footprint, and expanded capabilities will benefit the customers and communities we serve across the Southeast.

•	Strategically, this acquisition will increase our scale and enhance our position in the markets where we already have a presence. We’ll also expand our brand presence into all of the markets in which FCB operates, including South Florida.

•	Our banking products and offerings are highly complementary, and by adding FCB to our leading franchise, we will broaden our lending capabilities, including FCB’s expertise in Aviation, Maritime, and HOA lending.

•	We’ll be able to leverage our products and capabilities like private wealth, trust, and several areas of specialized lending, including healthcare and premium finance, to deepen relationships with FCB’s customers.

•	We remain committed to maintaining our relationship-centric community banking approach and are excited that this transaction will enable us to offer an even more robust menu of capabilities to our customers in more markets across the Southeast.

•	This announcement is just the first step in a process that will unfold over the next several months.

•	We expect to complete the acquisition in the first quarter 2019 or sooner – in the meantime, our teams will continue to operate as separate organizations, focusing on delivering exceptional customer service, growing relationships, and strengthening our communities.

•	We’re committed to ensuring you experience no changes or disruptions to our high-quality customer service as we integrate FCB into our organization.

•	We greatly value our relationship with you and look forward to continuing to work with you as Synovus enters into this exciting chapter of growth.

•	As always, please do not hesitate to reach out to me with any questions or concerns.

The subject matter discussed in the following message will be addressed in a joint proxy statement/prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Email to Synovus Team Members

Date: July 24, 2018

Subject: 2Q Earnings and Plans to Acquire Florida Community Bank (FCB)

A Message from Kessel Stelling

Team,

This morning, we made two exciting announcements that I wanted to share with you.

Strong 2Q Performance

First, we announced solid quarterly earnings, which once again demonstrated the strength of our business and the solid execution of our growth plan that you are collectively driving. Today’s news further builds on the completion of our successful rebranding last month, as well as the recognition we recently received from American Banker, which once again named us one of America’s most reputable banks. Here’s a quick summary of our quarter and the opportunities ahead during the second half of the year.

Acquisition of Premier Florida Bank

Second, and most significantly, I am very pleased to share that we have reached an agreement to acquire FCB, a $12 billion high-growth Florida community bank, based in the Miami metropolitan area. Here’s the full press release for your reference.

Combining with FCB will make Synovus the largest mid-cap bank in the Southeast, position us to accelerate our growth, and create stronger value for our customers and new opportunities for our team members. Upon completion of the transaction, FCB will be rebranded under the Synovus name – a testament to the brand strength and value we’ve created.

Who is FCB?

FCB is the largest community bank in Florida, operating in markets with strong demographic and economic trends. In addition to building on our already strong presence, team, and track record in key areas, FCB gives us an immediate branch presence in the Miami-Ft Lauderdale-West Palm Beach corridor, one of the fastest growing markets in the country.

Among the many compelling reasons this acquisition makes sense are the strong similarities between Synovus’s and FCB’s cultures and values. Combined, we’ll have an even more powerful team with a shared passion for meeting community needs and being responsible corporate citizens.

What’s Next?

We expect the transaction will close in the first quarter of 2019 or sooner. In the meantime, our teams will continue to operate as separate organizations, focusing on delivering exceptional customer service, growing relationships, and strengthening our communities.

We encourage you to join our second quarter earnings call at 8:30 a.m. Eastern, where we will discuss the transaction in conjunction with our financial results. You can join by going to the investor section of [Synovus.com] and clicking on the link to our Second Quarter 2018 Results webcast.

With our continued strong performance and today’s news, I wanted to take this opportunity to thank you all for your continued dedication and hard work. Without your commitment, we would not be in such a great position to enter into this exciting new chapter of growth for Synovus. I am extremely energized about our future and know you’ll join me in welcoming the talented FCB team to the Synovus family.

Sincerely,

Kessel Stelling

FCB Acquisition FAQs

FCB Talking Points to help with customer questions

This communication is being made in respect of the proposed merger transaction between Synovus and FCB. In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB Financial by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’s directors and executive officers is contained in Synovus’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’s and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’s and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Article posted to Synovus Intranet

Headline: SNV Announces Strong 2Q, Acquisition of Florida Community Bank

Have you heard the exciting news today? Watch A Message from Kessel Stelling to hear more about our second quarter progress and our plans to acquire Florida Community Bank (FCB)! Then, take a few minutes using the information below to better understand our second quarter financial performance, our priorities for the second half of 2018, and what the acquisition means for our team.

Power of One 2Q and 2H Quick Glance

FCB Acquisition Press Release

FCB Acquisition FAQs

FCB Talking Points to help with customer questions

Legal Disclosures

This communication is being made in respect of the proposed merger transaction between Synovus and FCB. In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB Financial by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’s directors and executive officers is contained in Synovus’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’s and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’s and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’s products and services;

customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Script of Synovus CEO Video to Team Members

Good morning, everyone!

The sun is barely up and we’ve already had a pretty exciting day at Synovus!

Thanks to the efforts of this team, we announced another quarter of solid financial performance.

You consistently and effectively demonstrate to customers why we’re a different kind of bank, and that’s why we continue to win.

You’re a big part of our communities.

You interact so personally with customers.

And you demonstrate a level of skill and capability that proves we can meet any financial need.

During the first half of the year, you energetically embraced the changing of more than 3500 signs across our footprint – the final step toward officially becoming one, unified Synovus brand.

And also because of you, we were once again named among the most reputable banks in the country. That’s four years in a row we’ve been in the top 10.

What a team and what a reason to say thank you for all you continue to do.

Another big part of today’s news was the announcement about our plans to expand our presence across Florida.

We’re acquiring Florida Community Bank, a strong, reputable team of skilled bankers who are as passionate about serving customers and communities as we are.

We couldn’t be more thrilled about the benefits this partnership will have for our company.

There are a few more steps to go before we can close the deal early next year, but we’re optimistic about our ability to get it done.

FCB is about a third of our size, and once combined, will make Synovus the fourth largest regional bank in the South, and the 6th largest in Florida.

Like us, FCB is in some of THE strongest growth markets in the state, but they’re also in a few places we’re not but would love to be.

I hope you’ll take time to read the more detailed communication we’ve sent out this morning about earnings and the FCB acquisition.

When you do, you’ll be as convinced as I am that this is a very exciting time for our company.

We’ve got a lot of great opportunities going into the second half of this year.

Our new mobile and online banking platform is being readied for an early 2019 launch.

We’re improving and better promoting our products and services.

We’re committed to investing in our talent.

And now, we’ll be preparing to onboard the FCB team.

It’s a lot…and I want to thank you in advance for the sacrifices you’ll make and the passion you’ll bring to make it all happen.

I have no doubt this team is able to outpace, outserve, and outshine our competitors at every turn.

In my entire time leading this company, I have never been more convinced that we’re well positioned to be a big player and big winner in every customer segment and every community we serve.

Keep doing what you do best…loving and serving each other, our customers, and those who deeply need us to help make our communities better.

On behalf of our entire leadership team, please know how proud you make us every single day.

Thanks again and have a great week ahead!

The subject matter discussed in the message above will be addressed in a joint proxy statement/prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Synovus Customer Care Center Script

•	We have reached an agreement to acquire Florida Community Bank (FCB), a successful Florida community bank based in the Miami metropolitan area.

•	Nothing will change in terms of your accounts, your branch, or your relationship with us overall.

•	We’re excited about our expanded presence in the state and look forward to serving customers as a combined, relationship and community-focused bank.

•	For help from Florida Community Bank, please contact:

Consumer Banking Customer Service Support 1-866-764-0006 Press 0

Commercial Banking Client Management: 844-463-4390

Treasury Support 866-373-8603

•	Are the any other questions I can answer for you today?

FCB Acquisition FAQs

The subject matter discussed in the message above will be addressed in a joint proxy statement/prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Email to Tampa Region Team

Subject Line: How will the FCB acquisition impact our team?

Team,

I hope you’ve seen the exciting news this morning that Synovus is acquiring Florida Community Bank (FCB), a bank with more than $12 billion in assets and 50 full-service banking centers throughout the state. As you know, FCB is already in-market in the Tampa region, but combining our teams will expand our presence here and give us an entry into additional South Florida markets where we do not currently have a presence. I encourage you to read the FAQs and other materials provided this morning to learn more about FCB and the benefits of our partnership.

There’s a lot of work that will take place between now and the time this deal closes, which won’t be until early 2019, most likely. We’ll learn more as transition plans are developed, including how we’ll best leverage our expanded brand presence across the Florida footprint, how we’ll partner on customer outreach, and how we’ll join together to make an even bigger impact on our Florida communities – something the FCB team is as passionate about as we are. We promise to keep this team posted on next steps and what you can expect as we prepare for the transition.

As always, let me know if you have any questions or concerns. If you have friends at or cross paths with current employees of FCB, be sure to let them know how excited we are about our upcoming partnership. And also watch for opportunities we’ll provide in the coming months to connect with the FCB team.

Thanks for all you do to make Synovus a highly-regarded member of the Tampa region through your exceptional service delivery and through demonstrating your heart for making this an even stronger place to live and work.

Dom

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.